UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Mobivity Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60743E105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743E105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACT Capital Management, LLLP (I.R.S. Identification No. 14-1895400)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 323,500

	6.	Shared Voting Power 0 (1)

	7.	Sole Dispositive Power 323,500 shares

	8.	Shared Dispositive Power 1,749,916 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,916 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% (1)

12.	Type of Reporting Person (See Instructions) PN

(1) Amir L. Ecker and Carol G. Frankenfield are each a General Partner of ACT Capital Management, LLLP.  See Item 4 of this Schedule.

CUSIP No. 60743E105

1.	Names of Reporting Persons Amir L. Ecker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 680,500 (2)

	6.	Shared Voting Power 427,000 (2)

	7.	Sole Dispositive Power 0 shares (2)

	8.	Shared Dispositive Power 1,749,916(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,916 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% (2)

12.	Type of Reporting Person (See Instructions) IN

(2) Amir L. Ecker is a General Partner of ACT Capital Management, LLLP.  See Item 4 of this Schedule 13G.

CUSIP No. 60743E105

1.	Names of Reporting Persons Carol G. Frankenfield

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,000 (3)

	6.	Shared Voting Power 323,500 (3)

	7.	Sole Dispositive Power 0 shares (3)

	8.	Shared Dispositive Power 1,749,916 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,916 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% (3)

12.	Type of Reporting Person (See Instructions) IN

(3) Carol G. Frankenfield is a General Partner of ACT Capital Management, LLLP.  See Item 4 of this Schedule 13G.

Item 1.
	(a)	Name of Issuer Mobivity Holdlings Inc.
	(b)	Address of Issuer’s Principal Executive Offices 58 W. Buffalo Street, #200 Chandler, AZ 85225

Item 2.
	(a)	Name of Person Filing ACT Capital Management, LLLP Amir L. Ecker Carol G. Frankenfield
	(b)	Address of Principal Business Office or, if none, Residence 100 W. Lancaster Ave., Suite 110 Wayne, PA 19087
	(c)	Citizenship ACT Capital Management, LLLP – Delaware USA Amir L. Ecker and Carol G. Frankenfield are U.S. Citizens
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 60743E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

ACT Capital Management, LLLP is the beneficial owner of 1,122,500 shares of common stock and 627,416 shares of the Issuer’s common stock issuable upon exercise of warrants to purchase shares of the Issuer’s common stock to the extent that after giving effect to such exercise, the holder of the warrant would not beneficially own in excess of 9.99% of the shares of the Issuer’s common stock outstanding immediately after giving effect to such exercise.  The holder of the warrant may remove such limitation on exercise of the warrant by providing 60 days prior written notice to the Issuer.  Amir L. Ecker and Carol G. Frankenfield are the General Partners of ACT Capital Management, LLLP.  Investment decisions made on behalf of ACT Capital Management, LLLP are made primarily by its General Partners.

(a)

Amount beneficially owned:

(1)                   1,749,916

(2)                   1,749,916  ( Mr. Ecker may be deemed a beneficial owner of the shares held by ACT Capital Management, LLLP solely because he is a General Partner of that partnership.)

(3)                   1,749,916 (Ms. Frankenfield may be deemed a beneficial owner of the shares held by ACT Capital Management, LLLP solely because she is a General Partner of that partnership.)

(b) Percent of class: (1) 6.1% (2) 6.1% (3) 6.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) 323,500 (2) 680,500 (3) 15,000
(ii) Shared power to vote or to direct the vote (1) 323,500 (2) 427,000 (3) 323,500
(iii) Sole power to dispose or to direct the disposition of (1) 0 (2) 0 (3) 0
(iv) Shared power to dispose or to direct the disposition of (1) 1,749,916 (2) 1,749,916 (3) 1,749,916
The percentages set forth in this Schedule 13G are based upon the total number of shares of the Issuer’s common stock outstanding of 28,788,007 shares based on information provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 5, 2016	By:	/s/ Amir L. Ecker
Amir L. Ecker
DATE: February 5, 2016	By:	/s/ Carol G. Frankenfield
Carol G. Frankenfield

ACT CAPITAL MANAGEMENT, LLLP, by its
General Partner, Amir L. Ecker

DATE: February 5, 2016	By:	/s/ Amir L. Ecker
General Partner

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in Schedule 13G, hereby agree that this Schedule 13G Amendment No. 2 is filed on behalf of them and that each Reporting Person is responsible for the timely filing of any other amendments to the Schedule 13G.  Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in this Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of  February 5, 2016.

DATE: February 5, 2016	By:	/s/ Amir L. Ecker
Amir L. Ecker
DATE: February 5, 2016	By:	/s/ Carol G. Frankenfield
Carol G. Frankenfield

ACT CAPITAL MANAGEMENT, LLLP, by its
General Partner, Amir L. Ecker

DATE: February 5, 2016	By:	/s/ Amir L. Ecker
General Partner